**Exemption number: 82 4639**

# KGHM Polska Miedź S.A.

*ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND*
*phone: (48 76) 84 78 200, fax: (48 76) 84 78 500*

| | | |
|---|---|---|
| *To:* | **Division of Corporation Finance** | [redacted] |
| *Firm:* | **United States Securities and Exchange Commission** | **02 94 22 990** **02 94 29 624** |
| *Contact name:* | **Wojciech Marciniak** Director, Investor Relations | 02034342 *'6) 84 78 280* *Fax:* *(48 76) 84 78 205* |

***Announcement also provided to required statutory authorities***

***Date: 22 May 2002***

***Number of pages (including this one): 1***

**Current report 32/2002**

**The Management Board of KGHM Polska Miedź S.A. announces that on 15 May 2002 a change was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations in the amount of share capital of the company KGHM Metraco Sp. z o.o. with its registered head office in Legnica (a subsidiary of KGHM Polska Miedź S.A.).**
**The share capital of KGHM Metraco Sp. z o.o. was reduced by PLN 5 thousand through the retirement of 20 shares having a nominal value, as at 31 December 2001, of PLN 250 each.**
**The share capital of KGHM Metraco Sp. z o.o. following registration amounts to PLN 2 745 thousand, and is divided into 5 490 shares of PLN 500 each.**
**The ownership structure following registration is as follows:**
**KGHM Polska Miedź S.A. – 91.75%**
**Employees of KGHM Metraco Sp. z o.o. – 8.25%**
**The total number of votes arising from all issued shares following registration of this change in share capital amounts 5 490 votes.**

SUPPL

**Legal basis:**
**(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)**

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL

dlw 5/29

DYREKTOR NACZELNY
Nadzoru Właścicielskiego, Służb Informacyjnych
*Józef Dudziak*

WICEPREZES ZARZĄDU
*Grzegorz Kubacki*

*Court of record of incorporation and registration number:*
*Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego*
*Nr KRS 23302*
*President of the Management Board: Stanisław Speczik,*
*Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek*
*Share capital: PLN 2 000 000 000 (two thousand million)*